UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. – Condensed Consolidated Financial Statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 12, 2020

Item 1

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Arcos Dorados Holdings Inc.

Consolidated Statements of (Loss) Income

 For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2020	2019
REVENUES
Sales by Company-operated restaurants	$1,314,221	$2,096,987
Revenues from franchised restaurants	62,606	107,725
Total revenues	1,376,827	2,204,712

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(471,791)	(751,807)
Payroll and employee benefits	(301,527)	(427,289)
Occupancy and other operating expenses	(458,060)	(598,552)
Royalty fees	(77,071)	(116,419)
Franchised restaurants – occupancy expenses	(30,776)	(53,501)
General and administrative expenses	(124,608)	(157,214)
Other operating expenses, net	(1,466)	(619)
Total operating costs and expenses	(1,465,299)	(2,105,401)
Operating (loss) income	(88,472)	99,311
Net interest expense	(44,252)	(38,200)
(Loss) gain from derivative instruments	(383)	1,789
Gain from securities	18,070	—
Foreign currency exchange results	(44,995)	10,115
Other non-operating expenses, net	(132)	(2,313)
(Loss) income before income taxes	(160,164)	70,702
Income tax expense	(11,344)	(23,650)
Net (loss) income	(171,508)	47,052
Less: Net loss (income) attributable to non-controlling interests	20	(115)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(171,488)	$46,937

(Loss) earnings per share information:
Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.84)	$0.23
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	(0.84)	0.23

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Comprehensive (Loss) Income

 For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars

	2020	2019
Net (loss) income	$(171,508)	$47,052
Other comprehensive (loss) income, net of tax:
Foreign currency translation	(104,703)	(28,447)
Post-employment benefits:
Reclassification of net loss to consolidated statement of income	177	648
Post-employment benefits (net of deferred income taxes of $90 and $333)	177	648
Cash flow hedges:
Net gain recognized in accumulated other comprehensive loss	75,007	5,207
Reclassification of net gain to consolidated statement of income	(55,922)	(8,234)
Cash flow hedges (net of deferred income taxes of $4,777 and $1,650)	19,085	(3,027)
Total other comprehensive loss	(85,441)	(30,826)
Comprehensive (loss) income	(256,949)	16,226
Less: Comprehensive loss (income) attributable to non-controlling interests	63	(49)
Comprehensive (loss) income attributable to Arcos Dorados Holdings Inc.	$(256,886)	$16,177

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Balance Sheet

As of September 30, 2020 and December 31, 2019

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	September 30, 2020	As of
	(Unaudited)	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$136,506	$121,880
Short-term investment	—	25
Accounts and notes receivable, net	74,347	99,862
Other receivables	19,071	28,174
Inventories	28,953	37,815
Prepaid expenses and other current assets	101,584	117,612
Derivative instruments	690	—
Total current assets	361,151	405,368
Non-current assets
Miscellaneous	69,955	95,814
Collateral deposits	2,500	2,500
Property and equipment, net	762,795	960,986
Net intangible assets and goodwill	34,176	43,044
Deferred income taxes	44,475	68,368
Derivative instruments	125,406	57,828
McDonald’s Corporation’s indemnification for contingencies	1,164	1,612
Lease right of use asset, net	746,814	922,165
Total non-current assets	1,787,285	2,152,317
Total assets	$2,148,436	$2,557,685
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$174,379	$259,577
Royalties payable to McDonald’s Corporation	45,463	17,132
Income taxes payable	28,504	61,982
Other taxes payable	47,634	61,823
Accrued payroll and other liabilities	84,073	86,379
Provision for contingencies	1,956	2,035
Interest payable	12,859	9,936
Short-term debt	10,963	13,296
Current portion of long-term debt	2,438	3,233
Derivative instruments	2,441	9,907
Operating lease liabilities	54,679	70,147
Total current liabilities	465,389	595,447
Non-current liabilities
Accrued payroll and other liabilities	19,065	23,497
Provision for contingencies	22,670	24,123
Long-term debt, excluding current portion	771,323	623,575
Derivative instruments	—	3,598
Deferred income taxes	3,155	4,297
Operating lease liabilities	711,208	861,582
Total non-current liabilities	1,527,421	1,540,672
Total liabilities	1,992,810	2,136,119
Equity
Class A shares of common stock	386,601	383,204
Class B shares of common stock	132,915	132,915
Additional paid-in capital	11,337	13,375
Retained earnings	268,858	471,149
Accumulated other comprehensive loss	(604,903)	(519,505)
Common stock in treasury	(39,547)	(60,000)
Total Arcos Dorados Holdings Inc. shareholders’ equity	155,261	421,138
Non-controlling interests in subsidiaries	365	428
Total equity	155,626	421,566
Total liabilities and equity	$2,148,436	$2,557,685

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Condensed Consolidated Statements of Cash Flows

 For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars

	2020	2019
Operating activities
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(171,488)	$46,937
Adjustments to reconcile net (loss) income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	96,463	89,670
Gain of property and equipment sales	(120)	(850)
Impairment of long-lived assets	3,800	—
Deferred income taxes	3,069	(810)
Foreign currency exchange results	38,763	(11,919)
Gain on Sales of restaurants businesses	—	(3,986)
Others, net	1,085	11,384
Changes in assets and liabilities	(21,759)	7,359
Net cash (used in) provided by operating activities	(50,187)	137,785
Investing activities
Property and equipment expenditures	(64,833)	(167,111)
Purchases of restaurant businesses paid at acquisition date	(247)	(1,345)
Proceeds from sales of property and equipment and related advances	707	1,697
Proceeds from sales of restaurant businesses and related advances	—	3,468
Other investing activity	666	(420)
Net cash used in investing activities	(63,707)	(163,711)
Financing activities
Issuance of 2027 Notes	153,375	—
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(10,220)	(16,289)
Net short-term borrowings	2,313	—
Treasury stock purchases	—	(13,965)
Other financing activities	(4,774)	(5,101)
Net cash provided by (used in) financing activities	140,694	(35,355)
Effect of exchange rate changes on cash and cash equivalents	(12,174)	(9,324)
Increase (decrease) in cash and cash equivalents	14,626	(70,605)
Cash and cash equivalents at the beginning of the year	$121,880	$197,282
Cash and cash equivalents at the end of the period	$136,506	$126,677

Supplemental cash flow information:
Cash paid during the period for:
Interest	$43,842	$43,630
Income tax	17,918	25,801
Non-cash investing and financing activities:
Dividend declared pending of payment	—	6,108
Stock dividend payments to Arcos Dorados Holdings Inc.’ Shareholders, at cost	20,453	—
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	—	905

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statement of Changes in Equity

 For the nine-month period ended September 30, 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock					Common stock in treasury
	Number	Amount	Number	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Number	Amount	Total	Non- controlling interests	Total
Balances at beginning of fiscal year	132,063,631	$383,204	80,000,000	$132,915	$13,375	$471,149	$(519,505)	(7,993,602)	$(60,000)	$421,138	$428	$421,566
Net loss for the period (Unaudited)	—	—	—	—	—	(171,488)	—	—	—	(171,488)	(20)	(171,508)
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(85,398)	—	—	(85,398)	(43)	(85,441)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.05 per share) (Unaudited)	—	—	—	—	—	(10,220)	—	—	—	(10,220)	—	(10,220)
Cash Dividends on restricted share units under the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	—	(130)	—	—	—	(130)	—	(130)
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (75 shares per share) (Unaudited)	—	—	—	—	—	(20,453)	—	2,723,614	20,453	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	471,900	3,397	—	—	(3,397)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	1,359	—	—	—	—	1,359	—	1,359
Balances at end of period (Unaudited)	132,535,531	$386,601	80,000,000	$132,915	$11,337	$268,858	$(604,903)	(5,269,988)	$(39,547)	$155,261	$365	$155,626

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statement of Changes in Equity

 For the nine-month period ended September 30, 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock					Common stock in treasury
	Number	Amount	Number	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Number	Amount	Total	Non- controlling interests	Total
Balances at beginning of fiscal year	131,593,073	$379,845	80,000,000	$132,915	$14,850	$413,074	$(502,266)	(6,360,826)	$(46,035)	$392,383	$376	$392,759
Net income for the period (Unaudited)	—	—	—	—	—	46,937	—	—	—	46,937	115	47,052
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(30,760)	—	—	(30,760)	(66)	(30,826)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.11 per share) (Unaudited)	—	—	—	—	—	(22,397)	—	—	—	(22,397)	—	(22,397)
Dividends on restricted share units under the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	—	(176)	—	—	—	(176)	—	(176)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	469,884	3,353	—	—	(3,353)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	1,296	—	—	—	—	1,296	—	1,296
Treasury stock purchases (Unaudited)	—	—	—	—	—	—	—	(1,632,776)	(13,965)	(13,965)	—	(13,965)
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	—	—	(90)	(90)
Balances at end of period (Unaudited)	132,062,957	$383,198	80,000,000	$132,915	$12,793	$437,438	$(533,026)	(7,993,602)	$(60,000)	$373,318	$335	$373,653

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

COVID-19

On March 11, 2020, a novel virus known as COVID-19 was declared by the World Health Organization’s (WHO) as a pandemic, resulting in federal, state and local governments mandating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories, curfews and quarantining of people who may have been exposed to the virus. In order to comply with these government measures, some of our markets closed all restaurants for a period of time, especially from the end of March through the middle of April 2020. During that period, approximately 50% of our entire restaurant footprint was fully closed. These limitations have significantly disrupted the Company’s business operations with a negative impact on the Company’s financial results, including a decline in revenues as well as cash from operations. However, starting in the middle of April 2020, we began steadily re-opening restaurants and were able to resume operating at least one sales channel, such as drive-thru, delivery and/or take away, in nearly 95% of our restaurants by September 30, 2020.

In order to mitigate the impact on Company’s business, results of operations, financial conditions and outlook, the Company has implemented several cash preservation measures including, but not limited to, reducing costs and expenses, limiting capital expenditures and renegotiating terms and conditions with lessors and other suppliers of goods and services. In addition, on July 6, 2020, the Company announced the cancellation of the two remaining cash dividend installments to be paid in August and December, 2020 and approved a stock dividend to be distributed on August, 2020. See note 10 for details.

Furthermore, the Company had drawn short-term debt in most of its Territories, from March to September 2020, in order to maintain liquidity. As of June 30, 2020, short-term debt was $158.2 million. On September 11, 2020 the Company announced the pricing of $150 million aggregate principal amount of 2027 Notes. See Note 5 for further information. The proceeds from the aggregate 2027 Notes were used mainly to repay short-term indebtedness. Therefore, as of September 30, 2020, short-term debt was $11 million. These loans mature during October and November and will not be renewed after their maturity. As the cash flow from operations has been stabilized during the second quarter of the year, the Company does not expect significant increases in short-term debt. Additionally, in order to extend the maturity profile of the long-term debt, on September 15, 2020 the Company launched an offer to exchange any and all of the 2023 Notes for newly issued 2027 Notes.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business (continued)

COVID-19 (Continued)

As a result of this exchange, the Company issued 2027 Notes for an aggregate principal amount of $138,354. See Notes 5 and 16 for further information. Also, the Company obtained waivers from all non-compliance ratios. See Note 4 and Note 8 for further information.

The Company believes in its ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment and also believes that its liquidity and capital resources, including working capital, are adequate for its present requirements and business operations and will be adequate to satisfy its currently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

2.	Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2019.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

Operating results for the nine-month period ended September 30, 2020 are not necessarily indicative of results that may be expected for any future periods.

3.	Summary of significant accounting policies

There have been no material changes in the Company’s accounting policies disclosed in the notes to the consolidated annual financial statements as of December 31, 2019.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of (loss) income.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation; Brazilian reais (“BRL”) for Argentinian operation from July 2018 to June 2020 and US dollars since July 2020 ). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity. See Note 13 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

Although the spread of COVID-19 disrupted Company’s operations in Latin America and the Caribbean, the significance and duration of the disruption was different along the territories. The Company evaluated the impact of the COVID-19 pandemic on each territory and performed additional tests in Argentina, Colombia, Peru, Aruba, Mexico, Trinidad and Tobago, USVI, Ecuador and Venezuela. As a result of the impairment testing, the Company recorded $3.8 million within Other operating expenses, net on the consolidated statements of (loss) income for the nine-month period ended September 30, 2020.

While the extent and duration of the economic fallout from the COVID-19 pandemic remains unclear, the Company will be monitoring the situation closely.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which modifies the measurement and recognition of expected credit losses on financial assets. The Company adopted this guidance effective January 1, 2020, prospectively. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements. The Company will continue to actively monitor the impact of the COVID-19 pandemic on expected losses.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

Recent accounting pronouncements (continued)

No other new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.	Short-term debt

Short-term debt consists of the following:

	As of
	September 30, 2020	As of
	(Unaudited)	December 31, 2019
Short-term bank loans (i)	$10,176	$10,794
Revolving credit facility (ii)	—	2,500
Bank overdrafts	787	2
	$10,963	$13,296

(i) Short-term bank loans

As of September 30, 2020, short-term debt was $10.9 million. As of December 31, 2019, short-term bank loans were comprised of two loans in Brazil and Argentina, amounting to $7.5 million and $3.3 million, respectively.

The following table presents additional information related to short-term debt:

				Principal as of
Territories	Bank	Currency	Annual interest rate	September 30, 2020 (Unaudited)	December 31, 2019	Maturity
		ARS	54%	$—	$3,340	January, 2020
	Banco de la Ciudad de Buenos Aires	ARS	37.05%	3,281	—	October, 2020
Argentina	Banco BBVA Argentina S.A.	ARS	25%	1,313	—	October, 2020
	Citibank N.A.	ARS	34.5%	1,313	—	November, 2020
			34.5%	1,969	—	November, 2020
Subtotal				$7,876	$3,340

Ecuador	Citibank N.A. (Sucursal Ecuador)	USD	LIBOR + 5.50%	2,300	—	October, 2020
Subtotal				$2,300	$—

Total				$10,176	$3,340

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Short-term debt (continued)

(ii) Revolving credit facility

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

On December 11, 2019, the Company entered into a revolving credit facility with JPMorgan Chase Bank, N.A (JPMorgan), for up to $25 million maturing on December 11, 2020, with an annual interest rate equal to LIBOR plus 2.25%. Interest will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made. Principal is due upon maturity.

The obligations of the Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreement includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) is required to comply with a consolidated net indebtedness (including interest payable) to EBITDA ratio lower than 3.0 as of any last day of the fiscal quarter of the borrower. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due at the date of issuance of these condensed consolidated financial statements in connection with this revolving credit facility.

For the nine-month periods ended September 30, 2020, the Company’s net indebtedness (including interest payable) to EBITDA ratio was 4.84 and exceeded the covenant. However, on July 13, 2020 the Company received a waiver for this revolving credit facility to change the aforementioned ratio requirement from 3.0 to 4.25 as of June 30, 2020, and 8.15 as of September 30, 2020. Additionally, the Company agreed to maintain unrestricted cash, cash equivalents and/or marketable securities in a minimum aggregate amount equal to $50 million during the period waived.

On August 2019, the Company renewed a committed revolving credit facility between ADBV and Bank of America, N.A. (BOFA), as lender, for up to $25 million with an annual interest rate equal to LIBOR plus 2.40% that matured on August 2, 2020 and was not renewed.

5.	Long-term debt

Long-term debt consists of the following:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

	As of
	September 30, 2020	As of
	(Unaudited)	December 31, 2019
2027 Notes	$415,000	$265,000
2023 Notes	348,069	348,069
Finance lease obligations	5,432	5,419
Other long-term borrowings	8,038	13,284
Subtotal	776,539	631,772
Discount on 2023 Notes	(2,008)	(2,504)
Premium on 2023 Notes	749	937
Premium on 2027 Notes	3,333	—
Deferred financing costs	(4,852)	(3,397)
Total	$773,761	$626,808
Current portion of long-term debt	2,438	3,233
Long-term debt, excluding current portion	$771,323	$623,575

2027 and 2023 Notes

The following table presents additional information related to the 2027 and 2023 Notes (the "Notes"):

			Principal as of
	Annual interest rate	Currency	September 30, 2020 (Unaudited)	December 31, 2019	Maturity
2027 Notes	5.875%	USD	$415,000	$265,000	April 4, 2027
2023 Notes	6.625%	USD	348,069	348,069	September 27, 2023

	Interest Expense (i)		DFC Amortization (i)		Amortization of Premium/Discount, net (i)
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
2027 Notes	$12,142	$11,677	$240	$224	$(42)	$—
2023 Notes	17,295	17,295	244	243	308	301
(i)	These charges are included within "Net interest expense" in the consolidated statements of (loss) income.

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs ("DFC") and are being amortized over the life of the notes.

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.90% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2027 and 2023 Notes (Continued)

The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Furthermore, on March 16, 2017, the Company launched a second cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of this transaction, the Company redeemed 11.6% of the outstanding principal. The total payment was $48,885 (including $3,187 of early tender payment) plus accrued and unpaid interest. The results related to the second cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

On September 15, 2020 the Company launched an offer to exchange any and all of 2023 Notes for an additional issuance of 2027 Notes that expired on October 13, 2020 (the “expiration date”). The purpose of the exchange offer was to extend the maturity profile of the Company’s long-term debt. The settlement date was on October 15, 2020. Eligible holders who validly tendered their 2023 Notes for exchange prior to September 28, 2020 (the “early participation date”), received $1,055 (expressed as whole number) of 2027 Notes per $1,000 (expressed as whole number) of 2023 Notes at the settlement date. Eligible holders who validly tendered their 2023 Notes for exchange after the early participation date, but on or prior to the expiration date received $1,005 (expressed as whole number) of 2027 Notes per $1,000 (expressed as whole number) of 2023 Notes at the settlement date. In addition, any fractional portion of the 2027 Notes less than $1,000 (expressed as whole number) and accrued and unpaid interest were paid in cash.

As of September 28, 2020, the Company accepted to exchange $126,801 of 2023 Notes, representing 36.43% of the outstanding principal amount of the 2023 Notes. At the settlement date, the Company issued $133,668 of 2027 Notes, paid $107.1 for fractional portion and $180.1 for accrued and unpaid interest. See Note 16 for details of the additional exchange of 2023 Notes occurred after the early participation date and before the exchange expiration date.

On April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay the Secured Loan Agreement, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes (in connection with the aforementioned second tender offer) and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company incurred $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance, which were capitalized as DFC and are being amortized over the life of the notes.

The Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2027 and 2023 Notes (Continued)

permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

6.	Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of September 30, 2020 and December 31, 2019:

		Assets			Liabilities
		As of	As of		As of	As of
Type of Derivative	Balance Sheets Location	September 30, 2020 (Unaudited)	December 31, 2019	Balance Sheets Location	September 30, 2020 (Unaudited)	December 31, 2019
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$212	$259	Accrued payroll and other liabilities	$(63)	$(532)
Cross-currency interest rate swap	Derivative instruments	99,667	37,219	Derivative instruments	(2,441)	(8,179)
Call spread	Derivative instruments	20,107	20,609	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	6,322	—	Derivative instruments	—	(5,326)
Subtotal		$126,308	$58,087		$(2,504)	$(14,037)
Derivatives not designated as hedging instruments
Forward contracts	Other receivables	—	$20	Accrued payroll and other liabilities	—	$—
Subtotal		$—	$20		$—	$—
Total derivative instruments		$126,308	$58,107		$(2,504)	$(14,037)

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of September 30, 2020, the Company had forward contracts outstanding with a notional amount of $11,520 that mature during 2020 and 2021. Although the spread of COVID-19 has disrupted operations in several of its territories, the Company does not expect changes in the designation of cash flow hedge accounting of these forward contracts.

The Company made net collections totaling $2,137 and $236 during the nine-month periods ended September 30, 2020 and 2019, respectively, as a result of the net settlements of these derivatives.

Cross-Currency interest rate swap

The Company entered into three cross-currency interest rate swap agreements to hedge all the variability in a portion (73%) of the principal and interest collections of its BRL intercompany loan receivables with ADBV. The agreements were signed during November 2013 (amended in February 2017), June and July 2017. The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
JP Morgan Chase Bank, N.A.	BRL	108,000	13%	$	35,400	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%	$	30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%	$	30,000	6.29%	March 31/ September 30	September 2023

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of certain intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
BAML (i)	BRL	156,250	13.64%	$	50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%	$	50,000	6.91%	June 30/ December 31	September 2023

(i)	Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $4,031 and $8,692 of net interest during the nine-month periods ended September 30, 2020 and 2019, respectively.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge the all variability in a portion (50%) of the principal of certain intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

The following table presents information related to the terms of the agreements:

	Nominal Amount		Strike price
Bank	Currency	Amount	Call option written	Call option bought	Maturity
Citibank S.A.		$50,000	4.49	3.11	September 2023
JP Morgan S.A.		$50,000	5.20	3.13	April 2027

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge the all variability (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
Citibank S.A.	BRL	155,500	11.08%	$	50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%	$	50,000	6.91%	March 31/ September 30	April 2027

The Company made net payments of $197 and $2,036 of net interest during the nine-month periods ended September 30, 2020 and 2019 respectively, related to these agreements.

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive (loss) income for the nine-month periods ended September 30, 2020 and 2019 for each type of derivative relationship:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Additional disclosures (continued)

	(Loss) Gain Recognized in Accumulated OCI on Derivative (Unaudited)		Loss (Gain) Reclassified from Accumulated OCI into Income (i) (Unaudited)
Derivatives in Cash Flow Hedging Relationships	2020	2019	2020	2019
Forward contracts	$2,559	$587	$(2,137)	$(236)
Cross-currency interest rate swaps	76,177	2,565	(52,505)	(5,722)
Call Spread	6,618	4,113	(18,216)	(6,841)
Coupon-only swap	11,819	(558)	(453)	1,415
Total	$97,173	$6,707	$(73,311)	$(11,384)

(i)	The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.

The net (loss) gain recognized in income, related to cross-currency interest rate swaps is presented as follows:

	For the nine-month periods ended September 30,
Adjustment to:	2020 (Unaudited)	2019 (Unaudited)
Foreign currency exchange results	$54,273	$12,017
Net interest expense	(1,768)	(6,295)
Total	$52,505	$5,722

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

Derivatives not designated as hedging instruments

The Company enters into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, together with the gain or loss from the hedged balance sheet position within "Loss from derivative instruments".

The Company made net (payments) collections totaling $39 and $366 during the nine-month periods ended September 30, 2020 and 2019, respectively, related to those forward contracts.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering 2011.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2019 (from 2015 to 2019 only restricted share units). From 2011 to 2018, both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vested on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

On June 28, 2016, 1,117,380 stock options were converted to a liability award maintaining the original conditions of the 2011 Plan. There were not incremental compensation costs resulting from the modification. The employees affected by this modification were 104. The accrued liability is remeasured on a monthly basis until settlement. This liability award plan expired in May 2020.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $1,359 and $1,296 during the nine-month periods ended September 30, 2020 and 2019, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of (loss) income.

Stock Options

The following table summarizes the activity of stock options units as of September 30, 2020:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2019	274,440	10.62	2.77
Expired	(97,672)	14.31	4.19
Outstanding at September 30, 2020	176,768	8.58	1.98
Exercisable at September 30, 2020	176,768	8.58	1.98

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (Continued)

Stock Options (Continued)

The following table provides a summary of outstanding stock options at September 30, 2020:

Vested (i)
Number of units outstanding	176,768
Weighted-average grant-date fair market value per unit	1.98
Total grant-date fair value	351
Weighted-average accumulated percentage of service	100%
Stock-based compensation recognized in Additional paid-in capital	351

(i)      Related to exercisable awards.

Restricted Share Units

The following table summarizes the activity of restricted share units during the nine-month period ended September 30, 2020:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2019	937,839	7.50
Partial vesting of 2015 grant	(101,928)	6.33
Partial vesting of 2016 grant	(114,045)	4.70
Partial vesting of 2017 grant	(67,606)	9.20
Partial vesting of 2018 grant	(163,695)	8.50
Vesting of 2019 grant	(35,000)	8.00
Forfeitures	(739)	7.77
Outstanding at September 30, 2020	454,826	7.80
Exercisable at September 30, 2020	—	—

The total fair value of restricted share units vested during 2020 was $3,475. As of September 30, 2020, the Company issued 471,900 Class A shares. Therefore, accumulated recorded compensation expense totaling $3,397 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance. As of September 30, 2020, there were 10,622, 2,775 and 3,032 Class A shares, amounting to $79, $19 and $17, pending of issuance in connection with the partial vestings 2020, 2019 and 2018, respectively.

The following table provides a summary of outstanding restricted share units at September 30, 2020:

Number of units outstanding (i)	454,826
Weighted-average grant-date fair market value per unit	7.80
Total grant-date fair value	3,548
Weighted-average accumulated percentage of service	74.0%
Stock-based compensation recognized in Additional paid-in capital	2,626
Compensation expense not yet recognized (ii)	922

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (Continued)

Restricted Share Units (Continued)

(i)	Related to awards that will vest between fiscal years 2021 and 2023.

(ii)	Expected to be recognized in a weighted-average period of 0.8 years.

Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period. The award has two types of grant. Phantom RSU type one has 465,202 units which vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. Phantom RSU type two has 1,207,455 units which vest 100% at the fifth anniversary from the date of grant. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The grant-date stock price of both types of grants was $6.78.

The total compensation (benefit) expense as of September 30, 2020 and 2019 amounts to $199 and $1,063, respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of (loss) income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table summarizes the activity under the plan as of September 30, 2020:

Units
Outstanding at December 31, 2019	1,661,820
Partial vesting of 2019 grant	(5,162)
Forfeited	(5,753)
Outstanding at September 30, 2020	1,650,905

The following table provides a summary of the plan at September 30, 2020:

Total Non-vested (i)
Number of units outstanding	1,650,905
Share price as of September 30, 2020	4.10
Total fair value of the plan	6,769
Weighted-average accumulated percentage of service	33.73%
Accrued liability (ii)	2,283
Compensation expense not yet recognized (iii)	4,486

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (Continued)

Phantom RSU Award (continued)

(i)	Related to awards that will vest between May 2021 and May 2024.

(ii)	Presented within “Accrued payroll and other liabilities” in the Company’s current and non current liabilities balance sheet.

(iii)	Expected to be recognized in a weighted-average period of 3.29 years.

8.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(ii)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement. Nevertheless, on occasions McDonald’s provides the Company with support in order to encourage the Company´s growth plan;

(iii)	to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of 5% of the Company gross sales on Advertising and Promotion activities.

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

As a consequence of the negative impacts of the spread of COVID-19 on the Company’s operations, McDonald’s granted the Company a deferral of all the royalty payments due related to sales in March, April, May and June 2020 until the first half of 2021; a reduction in the adverting and promotion spending requirements from 5% to 4% for the annual period 2020 and agreed to the withdrawal of the previously-agreed restaurant opening and reinvestment plan.

For the six and nine-month period ended June 2020 and September 2020, the Company was not in compliance with the ratio requirements mentioned in point (v) above. The ratios for the period mentioned, were as follows:

	September 30, 2020 (Unaudited)	June 30, 2020 (Unaudited)
Fixed Charge Coverage Ratio	1.15	1.35
Leverage Ratio	6.31	5.37

McDonald’s Corporation granted the Company limited waivers from June 30 through and including December 31, 2021, during which time the Company is not required to comply with the financial ratios set forth in the MFA. After December 31, 2021, if the Company remains non-compliant with the financial requirements and is unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

Commitments (continued)

In addition, ADBV maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit were issued by Credit Suisse amounting to $45 million, Itaú Unibanco S.A. (Itaú) amounting to $15 million and JPMorgan amounting to $20 million. They can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio of 4.0 for Credit Suisse and Itaú letters and 4.5 for JPMorgan letter. Although for the nine-month period ended September 30, 2020, ADBV was in compliance with these ratios, ADBV received waivers from each of its lenders under these letters of credit if any event of default occurs for compliance with the applicable ratios in the future. If ADBV is unable to comply with the conditions of the waivers or to obtain further waivers for future non-compliance with any terms of the letters of credit and its lenders terminate the letters of credit, we would be in breach of our obligations under the MFAs, if ADBV cannot replace the instrument or use cash as collateral.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At September 30, 2020 and December 31, 2019, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $24,626 and $26,158, respectively, presented as follow: $1,956 and $2,035 as a current liability and $22,670 and $24,123 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of
	September 30, 2020	As of
	(Unaudited)	December 31, 2019
Tax contingencies in Brazil	$8,864	$10,595
Labor contingencies in Brazil	14,524	16,839
Others	9,923	11,404
Subtotal	33,311	38,838
Judicial deposits	(8,685)	(12,680)
Provision for contingencies	$24,626	$26,158

As of September 30, 2020, there are certain matters related to the interpretation of tax, labor and civil laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $173 million and $192 million.

As of September 30, 2020, there are certain matters related to the interpretation of income tax laws for which could be challenged by tax authorities in an amount of $134 million, related to assessments for the fiscal years 2009 to 2014. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. At that time, the Company filed a Motion of Non Suit. As of today, the Company has not been notified of any resolution made by the Commissioner assigned to this case. Although the Company believes that the probability of loss was remote, on December 28, 2019 and March 31, 2020, the Company reached confidential settlement agreements with Puerto Rican franchisees finalizing all controversies and disputes among the parties. All corresponding judicial documentation was filed to end the proceedings and the case was successfully dismissed by the Court, finalizing all controversies and disputes among the parties.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

Provision for contingencies (continued)

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the First Instance Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that the Company must participate and contribute funds to the association. However, the Court did not specify any amount for which the Company should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. By means of a Motion to Reconsider, the Company opposed such determination. In December 2018, the First Instance Court confirmed his determination and the Company filed a Certiorari in the Court of Appeals.

Although our assessment of the probability of loss was remote, on December 28, 2019 and March 31, 2020 the Company reached confidential settlement agreements with Puerto Rican franchisees, sole members of PROA, finalizing all controversies and disputes among the parties. All corresponding judicial documentation was filed to end this proceeding and the case was successfully dismissed by the Court.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims. At September 30, 2020, the provision for contingencies includes $1,164 ($1,612 at December 31, 2019), related to these claims. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

9.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

The following table presents information about profit or loss and assets for each reportable segment:

	For the nine-month periods ended
	September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$609,017	$1,016,263
Caribbean division	261,110	297,923
NOLAD	216,302	316,828
SLAD	290,398	573,698
Total revenues	$1,376,827	$2,204,712

	For the nine-month periods ended
	September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Adjusted EBITDA:
Brazil	$43,578	$148,582
Caribbean division	12,817	11,911
NOLAD	1,760	26,482
SLAD	(13,436)	49,152
Total reportable segments	44,719	236,127
Corporate and others (i)	(34,068)	(44,727)
Total adjusted EBITDA	$10,651	$191,400

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the nine-month periods ended
	September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$10,651	$191,400

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(96,463)	(89,670)
Gains from sale or insurance recovery of property and equipment	3,494	1,582
Write-offs of property and equipment	(2,354)	(4,001)
Impairment of long-lived assets	(3,800)	—
Operating (loss) income	(88,472)	99,311

(Less) Plus:
Net interest expense	(44,252)	(38,200)
(Loss) gain from derivative instruments	(383)	1,789
Gain from securities	18,070	—
Foreign currency exchange results	(44,995)	10,115
Other non-operating expenses, net	(132)	(2,313)
Income tax expense	(11,344)	(23,650)
Net loss (income) attributable to non-controlling interests	20	(115)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(171,488)	$46,937

	For the nine-month periods ended
	September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$45,757	$46,247
Caribbean division	15,581	13,900
NOLAD	16,723	16,173
SLAD	15,194	14,433
Total reportable segments	93,255	90,753
Corporate and others (i)	4,079	3,738
Purchase price allocation (ii)	(871)	(4,821)
Total depreciation and amortization	$96,463	$89,670

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the nine-month periods ended
	September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$32,718	$90,188
Caribbean division	6,538	10,911
NOLAD	6,820	16,029
SLAD	18,757	49,946
Total reportable segments	64,833	167,074
Corporate and others (i)	—	37
Total property and equipment expenditures	$64,833	$167,111

	As of
	September 30,
	2020	December 31,
	(Unaudited)	2019
Total assets:
Brazil	$986,209	$1,328,984
Caribbean division	410,872	429,170
NOLAD	392,746	458,235
SLAD	346,074	389,976
Total reportable segments	2,135,901	2,606,365
Corporate and others (i)	117,655	67,195
Purchase price allocation (ii)	(105,120)	(115,875)
Total assets	$2,148,436	$2,557,685

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of September 30, 2020 and December 31, 2019, corporate assets primarily includes corporate cash and cash equivalents, lease right of use and derivatives.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment and leases right of use net totaled $762,795 and $746,814, respectively, at September 30, 2020; and $960,986 and $922,165, respectively, at December 31, 2019. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At September 30, 2020 and December 31, 2019, the Company issued 212,535,531 and 212,063,631 shares with no par value, respectively, consisting of 132,535,531 and 132,063,631 Class A shares, respectively and 80,000,000 Class B shares for each period.

On May 22, 2018, the Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time, along one year, up to $60,000 of issued and outstanding Class A shares of no par value of the Company.

As of February 15, 2019, the Company purchased 7,993,602 shares amounting to $60,000 and the program concluded. The shares reacquired were recorded at cost within “Common stock in treasury” in the Consolidated Statement of Changes in Equity.

On August 12, 2020, the Company used 2,723,614 of treasury shares to satisfy a stock dividend distribution.

Therefore, at September 30, 2020 the Company had 207,265,543 shares outstanding, consisting of 127,265,543 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On March 3, 2020, the Company approved a cash dividend distribution to all Class A and Class B shareholders of $0.11 per share to be paid in three installments, as follows: $0.05 per share on April 10, 2020, $0.03 per share on August 13, 2020 and $0.03 per share on December 10, 2020. On July 6, 2020, the Company cancelled the two remaining cash dividend payments of $0.03 cents per share each, scheduled for August 13 and December 10, 2020. As of September 30, 2020 the cash dividend paid was $10,204.

On July 6, 2020, the Company approved a stock dividend to all Class A and Class B shareholders to be distributed. on August 12, 2020. The Company distributed a dividend of one share for every seventy-five shares held by its shareholders and paid cash in lieu of fractional shares. Therefore, the Company distributed 2,723,614 repurchased shares, and paid cash $16 for fractional shares.

Accumulated Other Comprehensive loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of September 30, 2020 and their related activity during the six-month period ended:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity (continued)

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2019	$(511,445)	$(7,520)	$(540)	$(519,505)
Other comprehensive (loss) income before reclassifications (Unaudited)	(104,660)	75,007	—	(29,653)
Net (income) loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	(55,922)	177	(55,745)
Net current-period other comprehensive (loss) income (Unaudited)	(104,660)	19,085	177	(85,398)
Balances at September 30, 2020 (Unaudited)	$(616,105)	$11,565	$(363)	$(604,903)

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of September 30, 2019 and their related activity during the nine-month periods ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2018	$(499,277)	$(1,640)	$(1,349)	$(502,266)
Other comprehensive (loss) income before reclassifications (Unaudited)	(28,381)	5,207	—	(23,174)
Net (income) loss reclassified from accumulated other comprehensive loss (income) to consolidated statement of income (Unaudited)	—	(8,234)	648	(7,586)
Net current-period other comprehensive (loss) income (Unaudited)	(28,381)	(3,027)	648	(30,760)
Balances at September 30, 2019 (Unaudited)	(527,658)	(4,667)	(701)	(533,026)
(i)	Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	(Loss) earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the nine-month periods ended
	September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Net (loss) income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(171,488)	$46,937
Weighted-average number of common shares outstanding - Basic	204,796,984	203,981,893
Incremental shares from assumed exercise of stock options (i)	—	—
Incremental shares from vesting of restricted share units	334,951	714,777
Weighted-average number of common shares outstanding - Diluted	205,131,935	204,696,670

Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.84)	$0.23
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.84)	$0.23
(i)	Options to purchase shares of common stock were outstanding during the nine-month periods ended September 30, 2020 and 2019. See Note 7 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

12.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of September 30, 2020 and December 31, 2019:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Related party transactions (continued)

	As of
	September 30,
	2020	December 31,
	(Unaudited)	2019
Accounts and notes receivable, net	$248	$177
Other receivables	3,376	2,201
Miscellaneous	3,513	3,719
Accounts payable	(3,318)	(8,747)

The following table summarizes the transactions between the Company and the Axionlog Business for the nine-month periods ended September 30, 2020 and 2019:

	For the nine-month periods ended
	September 30,
	2020	2019
	(Unaudited)	(Unaudited)
Food and paper (i)	$(83,481)	$(146,218)
Occupancy and other operating expenses	(2,537)	(6,148)
(i)	Includes $16,764 of distribution fees and $66,717 of suppliers purchases managed through the Axionlog Business for the nine-month period ended September 30, 2020; and, $30,932 and $115,286, respectively, for the nine-month period ended September 30, 2019.

As of September 30, 2020 and December 31, 2019, the Company had other receivables totaling $1,986 and $2,325, respectively, and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $2,818 and $nil, respectively.

13.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF or VES), held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. The last modification was in February 2018, when the Venezuelan government announced the unification of the formerly exchange rate systems into a sole foreign exchange mechanism called DICOM.

Revenues and operating (loss) of the Venezuelan operations were $2,815 and ($5,804), respectively, for the nine-month period ended September 30, 2020; and $8,145 and ($4,368), respectively, for the nine-month period ended September 30, 2019.

As of September 30, 2020, the Company did not have a material monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate. In addition, Venezuela’s non-monetary assets were $11.1 million (mainly fixed assets).

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Venezuelan operations (continued)

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during nine-month period ended September 30, 2020.

The Company’s Venezuelan operations, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

14.	Leases

The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and dessert center locations. The average of lease’s terms is about 15 years and, in many cases, include renewal options provided by the agreement or government’s regulations, as there are reasonably certain to be exercised. Typically, renewal options are considered reasonably assured of being exercised if the associated asset lives of the building or leasehold improvements exceed the initial lease term, and the sales performance of the restaurant remains strong. Therefore, its associated payments are included in the measurement of the right-of-use asset and lease liability. Although, certain leases contain purchase options, is not reasonably certain that the Company will exercise them. In addition, many agreements include escalations amounts that vary by reporting unit, for example, including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. Furthermore, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

The right-of-use assets and lease liabilities were recognized at the commencement date based on the present value of the remaining future minimum lease payments, which include options that are reasonably assured of being exercised. As the interest rate implicit in the Company’s leases was not readily determinable, the Company utilizes its incremental borrowing rate to discount the lease payments. The Company has elected not to separate non-lease components from lease components in its lessee portfolio. For most locations, the Company is obliged for the related occupancy costs, such as maintenance.

In addition, in March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. On December 22, 2017, the Company signed an amendment, extending the term of the aircraft operating lease for an additional 10 years, with quarterly payments (retroactively effective as of December 5, 2017) of $442.

In order to mitigate the negative impact of COVID-19 on its financial results, the Company has been renegotiating terms and conditions with several lessors. The Company decided not to evaluate whether the potential concessions provided by the lessors are lease modifications under ASU No. 2016-02, Leases (Topic 842) according to the interpretive guidance issued by the FASB staff in April 2020.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Leases (continued)

At September 30, 2020, maturities of lease liabilities under existing operating leases are:

	Restaurant	Other	Total (i)
2020 (remaining three months)	$29,957	$1,693	$31,650
2021	115,443	5,643	121,086
2022	110,482	4,193	114,675
2023	105,911	3,229	109,140
2024	102,553	2,867	105,420
Thereafter	855,139	10,287	865,426
Total lease payments	$1,319,485	$27,912	$1,347,397
Lease discount			$(581,510)
Operating lease liabilities			$765,887
(i)	The Company has certain leases subject to index adjustments. As part of the adoption of ASC 842, the Company used the effective index rate at transition date in its disclosure and calculation of the lease liability. However, for leases entered into after January 1, 2019, the inflation index rate will be used to calculate the lease liability only when a lease modification occurs.

The Company maintains a few finance leases agreements, previously classified as capital leases. As of September 30, 2020 and December 31, 2019, the obligation amounts to $5,432 and $5,419, respectively, included within “Long-term debt” in the Consolidated Balance Sheet.

As a lessor, the Company subleases locations to franchisees. Individual franchisee arrangements include a continuing rent based upon a percentage of sales with minimum rent payments.

The following table is a summary of the Company´s components of lease cost for the nine-month periods ended September 30, 2020 and 2019:

		For the nine-month periods ended September 30,
Lease Expense	Statements of Income Location	2020 (Unaudited)	2019 (Unaudited)
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(51,314)	$(78,546)
Franchised restaurants	Franchised restaurants - occupancy expenses	(16,040)	(25,967)
General and administrative	General and administrative expenses	(5,378)	(5,824)
Subtotal		$(72,732)	$(110,337)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(20,913)	(21,923)
Franchised restaurants	Franchised restaurants - occupancy expenses	(11,081)	(9,204)
Subtotal		$(31,994)	$(31,127)
Total lease expense		$(104,726)	$(141,464)

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Leases (continued)

Other information	As of September 30, 2020 (Unaudited)
Weighted-average remaining lease term (years)
Operating leases	8
Weighted-average discount rate
Operating leases	6.7%

15.	Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

15.	Disclosures about fair value of financial instruments (continued)

an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2020 and December 31, 2019:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	As of	As of	As of	As of	As of	As of	Balance as of	Balance as of
	September 30, 2020 (Unaudited)	December 31, 2019	September 30, 2020 (Unaudited)	December 31, 2019	September 30, 2020 (Unaudited)	December 31, 2019	September 30, 2020 (Unaudited)	December 31, 2019
Assets
Cash equivalents	$28,967	$49,038	$—	$—	$—	$—	$28,967	$49,038
Short-term Investments	$—	$25	$—	$—	$—	$—	$—	$25
Derivatives	$—	$—	$126,308	$58,107	$—	$—	$126,308	$58,107
Total Assets	$28,967	$49,063	$126,308	$58,107	$—	$—	$155,275	$107,170
Liabilities
Derivatives	$—	$—	$2,504	$14,037	$—	$—	$2,504	$14,037
Total Liabilities	$—	$—	$2,504	$14,037	$—	$—	$2,504	$14,037

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At September 30, 2020, the fair value of the Company’s short-term and long-term debt was estimated at $792,142, compared to a carrying amount of $797,583. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of September 30, 2020, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2020 and 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

16.	Subsequent events

On October 13, 2020, the Company accepted to exchange $4,675, representing 1.34% of the outstanding principal amount of 2023 Notes as of September 30, 2020, in connection with the exchange offer that had been launched on September 11, 2020 as disclosed in Note 5. On October 15, 2020, the Company issued $133,668 of 2027 Notes, paid $107.1 for fractional portion and $180.1 for accrued and unpaid interest related to the early participation and $4,686 of 2027 Notes and paid $12.4 for fractional portion and $7.1 for unpaid interest related to the exchange after the early participation date.

On October 26, 2020, the Company entered into various derivative contracts in order to mitigate the fluctuation of exchange rate over $100 million of intercompany balances.